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                                                                  EXHIBIT (a)(6)

For Immediate Release

        CAREER HOLDINGS, INC., AND HEADHUNTER.NET, INC., SAY FTC REQUESTS
                  ADDITIONAL INFORMATION ON PENDING ACQUISITION

Reston, Va., Tuesday, September 18, 2001 - Career Holdings, Inc., and HeadHunter.NET, Inc.(NASDAQ: HHNT), today said that a request for additional information and documents has been issued by the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act in connection with Career Holdings and its pending acquisition of Headhunter.

On August 31, 2001, CB Merger Sub, Inc., a wholly owned subsidiary of Career Holdings, commenced its previously announced tender offer for all of the shares of common stock of Headhunter at $9.25 per share, net to the seller, in cash. Career Holdings is the parent of CareerBuilder, Inc., and is principally owned by Tribune Company (NYSE: TRB) and Knight Ridder Digital, a subsidiary of Knight-Ridder, Inc. (NYSE: KRI).

The Headhunter tender offer is being made pursuant to a merger agreement dated August 24, 2001, among Headhunter, Career Holdings and CB Merger Sub. The tender offer is currently scheduled to expire at 12:00 midnight, Eastern time, on September 28, 2001, unless extended. The Federal Trade Commission's request extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act until 11:59 p.m., Eastern time, on the tenth calendar day after the date of substantial compliance with the request unless the Federal Trade Commission decides to terminate the waiting period earlier. The parties intend to comply with the request as soon as practicable. The expiration or termination of this waiting period and satisfaction or waiver (if applicable) of other conditions are required to complete the tender offer.

American Stock Transfer & Trust Company is the depositary for the tender offer. Georgeson Shareholder Communications Inc. is the information agent.

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This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and related letter of transmittal, which are included in a tender offer statement filed by Career Holdings and CB Merger Sub with the Securities and Exchange Commission. Headhunter has filed a solicitation/recommendation statement with respect to the tender offer. The offer to purchase, letter of transmittal and solicitation/recommendation statement were mailed to Headhunter shareholders. The tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the solicitation/recommendation statement are also be available for free on the Commission's Web site at http://www.sec.gov.
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                                    - more -

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None of Career Holdings, Headhunter, Tribune or Knight Ridder is responsible for updating the information contained in this press release beyond the published date, nor for changes made to this document by wire services or Internet service providers.

About CareerBuilder, Inc.

CareerBuilder is the leading provider of targeted Web recruiting. Through the CareerBuilder Network, employers can post jobs to pinpoint exactly the right candidates by location, industry or diversity. Job seekers can instantly search the Internet's best career sites, in just a couple of clicks. CareerBuilder also provides personalized career services and advice. The CareerBuilder Network is the most powerful career network on the Web, including careerbuilder.com - the flagship career center - and the career centers of premier destination sites including MSN, Bloomberg.com, iVillage.com and latimes.com, Philly.com, chicagotribune.com and BayArea.com.

About HeadHunter.NET, Inc.

Headhunter, a leading national online recruiting and job awareness network, empowers candidates and corporations to manage the job search process. The site features more than two million resumes and jobs representing 10,000 of the nation's top employers across virtually every industry. Attracting more than eight million job seeker visits a month, Headhunter distinguishes itself by providing job seekers privacy when searching and applying for jobs, and allows job seekers and job posters to manage and track the visibility and performance of their listings. Headhunter is based in Atlanta, Georgia, with offices nationwide.

About Knight-Ridder, Inc.

Knight Ridder is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.5 million daily and 12.6 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. The company's Internet operation, Knight Ridder Digital, creates and maintains a variety of online services, including Real Cities (www.RealCities.com), a national network of city and regional destination sites in 55 U.S. markets. Knight Ridder and Knight Ridder Digital are located in San Jose, Calif.

About Tribune Company

Tribune is one of the country's premier media companies, operating businesses in broadcasting, publishing and on the Internet. It reaches more than 80 percent of U.S. households, and is the only media company with television stations, newspapers and Web sites in the nation's top three markets.

                                     -more-

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MEDIA CONTACTS:                                INVESTOR CONTACTS:
Gary Weitman, Tribune Co.                      Ruthellyn Musil, Tribune Co.
Gweitman@tribune.com                           rmusil@tribune.com
--------------------                           ------------------
312/222-3394 (Office)                          312/222-3787
312/222-1573 (Fax)                             312/222-1573

Cynthia Funnell, Knight Ridder Digital         Polk Laffoon, Knight-Ridder, Inc.
cfunnell@knightridder.com                      plaffoon@knightridder.com
-------------------------                      -------------------------
408/938-6076 (Office)                          408/938-7838 (Office)
408/938-6080 (Fax)                             408/938-7813 (Fax)

Barry Lawrence, CareerBuilder, Inc.            Craig Stamm, HeadHunter.net, Inc.
Barry.Lawrence@careerbuilder.com               craig.stamm@headhunter.net
--------------------------------               --------------------------
703/259-5793 (Office)                          770/349-2480 (Office)
703/259-5785  (Fax)                            770/349-2931 (Fax)

Gil Fuqua, for HeadHunter.Net, Inc.
gfuqua@corpcomminc.com
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615/254-3376 (Office)

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